

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2021

Xiong Luo
Chief Executive Officer
Sino Green Land Corp.
10/F, Tower A, Manulife Financial Centre, 223-231
Wai Yip Street, Kwan Tong
Kowloon, Hong Kong

> **Re: Sino Green Land Corp.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed August 30, 2021**
> **File No. 000-53208**

Dear Mr. Luo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed August 30, 2021

Introductory Comment, page 3

1. We note your amended disclosure that you do "not use variable interest entities in [your] corporate structure." State, if true, that you will not use variable interest entities to execute your business plan in the future nor will you acquire a company that uses or may use a variable interest entity structure to conduct China-based operations. Alternatively, acknowledge your potential use of such structure and disclose prominently that your potential organizational structure, to be developed in connection with your business plan, could involve unique risks to investors. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company's operations may be conducted in Hong Kong or China, if true. Discuss how this type of corporate structure may affect investors and the value of their investment, including how

and why the contractual arrangements, to the extent you use them, may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Your disclosure should acknowledge, if true, that Chinese regulatory authorities could disallow your potential structure, which would likely result in a material change in your contemplated operations and/or value of your common stock, including that it could cause the value of such securities to significantly decline or become worthless. Please make conforming changes throughout the registration statement.

2. We note your amended disclosure that "most of [y]our assets and operations are, and will be, located outside of the United States, specifically in Hong Kong" and that your "future expansion or acquisition in [the plastic recycling] industry will be focused in the Asia region." Please revise your disclosure to clearly state whether your intent to operate in Asia includes the possibility that you will have China-based operations. Please make conforming changes throughout the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jackson Morris